                                               1933 Act File No. 333-49516
                                               1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Amendment No. 1
                                      to
                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2


A.  Exact name of Trust:  Nuveen Unit Trusts, Series 109

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
:X : Check box if it is proposed that this filing will become effective on ---- November 15, 2000 at 1:30 P.M. pursuant to Rule 487.

                                 [NUVEEN LOGO]

Nuveen Unit Trusts, Series 109

Nuveen--Dow Jones Global Titans IndexSM Portfolio,

November 2000

Nuveen Nasdaq-100 Index Portfolio,

November 2000

        Prospectus Part A dated November 15, 2000

 .Portfolios Invest in Stocks Included in the Indices
 .Portfolios Seek Capital Appreciation
 .Reinvestment Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

INX-11-00-P

Nuveen Unit Trusts, Series 109                  CUSIP Nos:
                                                Dividend in

Nuveen--Dow Jones Global Titans IndexSM           Cash    Reinvested    Wrap
Portfolio, November 2000                        67066R175  67066R183  67066R191
Nuveen Nasdaq-100 Index Portfolio,              670922244  670922251  670922269
November 2000

Overview

Nuveen Unit Trusts, Series 109 includes the unit investment trusts listed above. The Portfolios seek to provide capital appreciation by investing in the common stocks included in the respective indices.

The securities held by the Portfolios will be periodically adjusted to generally reflect the current selections and weightings of the indices. The Portfolios are scheduled to terminate in approximately five years. Nuveen Investments ("Nuveen" or the "Sponsor") serves as the Sponsor of the Portfolios.


 Contents

 2  Overview
 3  Nuveen--Dow Jones Global Titans
    IndexSM Portfolio, November 2000
 3  Risk/Return Summary
 3  Investment Objective
 3  Investment Strategy
 3  Security Selection
 3  Dow Jones Global Titans IndexSM
 4  Industry Diversification
 4  Primary Risks
 4  Investor Suitability
 4  Fees and Expenses
 6  Schedule of Investments
 8  Nuveen Nasdaq-100 Index
 8  Portfolio, November 2000
 8  Risk/Return Summary
 8  Investment Objective
 8  Investment Strategy
 8  Security Selection
 8  The Nasdaq-100 Index
 8  Industry Diversification
 8  Primary Risks
 9  Investor Suitability
 9  Fees and Expenses
11  Schedule of Investments
13  How to Buy and Sell Units
13  Investing in a Portfolio
13  Sales or Redemptions
13  Risk Factors
15  Distributions
15  Income Distributions
15  Capital Distributions
15  General Information
15  Termination
15  The Sponsor
16  Dealer Concessions
16  Optional Features
16  Letter of Intent
16  Reinvestment
16  Nuveen Mutual Funds
17  Notes to Portfolios
18  Statements of Condition
19  Report of Independent Public
    Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
-------

 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


"Dow Jones Industrial Average(SM)", The Dow 5(SM), The Dow 10(SM), "DJIA(SM)" and Dow Jones Global Titans Index(SM) are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by Nuveen on behalf of the Nuveen-Dow Jones Global Titan Index(SM) Portfolio (the "Global Titans Portfolio"). The Global Titans Portfolio is not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Portfolio.


The Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the Corporations) and are licensed for use by Nuveen. The Nuveen Nasdaq-100 Index Portfolio (the "Nasdaq-100 Portfolio") has not been passed on by the Corporations as to its legality or suitability. The Nasdaq-100 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NASDAQ-100 INDEX OR THE NASDAQ-100 PORTFOLIO.

                                      ---

Nuveen--Dow Jones Global Titans IndexSM Portfolio, November 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the securities included in the Dow Jones Global Ti-tans Index. The securities held by the Portfolio will be periodically adjusted to generally replicate the current selections and weightings of the Dow Jones Global Titans Index.

Security Selection

We select the securities for the Portfolio in the following manner:

 . On the Initial Date of Deposit, the Portfolio consists of each of the stocks included in the Dow Jones Global Titans Index.

 . During an initial adjustment period that will not exceed 30 days, the Port-folio will be modified to duplicate, to the extent practicable, the stocks contained in the index and their weightings.

 . Following the initial adjustment period, it is expected that:

 --The Portfolio will continue to be invested in substantially all (at least
  95%) of the stocks in the index; and

 --The Sponsor will attempt to maintain a correlation between the Portfolio's holdings and the index of .97 to .99 over the term of the Portfolio. Howev-er, the performance of the Portfolio may not mirror the performance of the index.

 . Adjustments to the Portfolio's holdings will be made on an ongoing basis when:

 --The Portfolio invests in new securities to create new Units;

 --Issues are removed from or added to the index;

 --Securities are sold to meet redemptions, to pay sales charges and ex-penses, or for tax reasons; or

 --It is necessary to maintain the correlation between the Portfolio and the index.

See "Composition of Trusts," "The Portfolios," and "Investment Supervision" in Part B of the Prospectus for details.

With the foreign securities included in the Portfolio, the Portfolio may hold either the stocks of the foreign companies or American Depositary Receipts ("ADRs") of those companies. See "Risk Factors" for a discussion of ADRs and the risks associated with foreign securities.

Dow Jones Global Titans IndexSM

The Dow Jones Global Titans Index is composed of 50 of some of the world's most well known and well established blue-chip companies, and provides consid-erable exposure to global markets.

The major characteristics and key benefits of the companies included in the Dow Jones Global Titans Index can be summarized into the following points:

  .Market leadership;

  .Multinational exposure;

  .Global diversification;

  .High liquidity;

  .Low turnover;

  . Sufficient market coverage;

  . Competitive performance;

  . Independent characteristics; and

  . Systematic procedures.

See "The Dow Jones Global Titans Index" in Part B of the Prospectus for addi-tional information regarding the index.

Index Portfolios

Index Portfolios strive to mirror market index performance by investing in a broad cross-section of securities. The Sponsor believes that equity index portfolios can provide aggressive growth potential and complement other in-vestments in your portfolio, further diversifying your investment holdings and methods.

Indexing has the potential to lower risk through increased diversification. While diversification cannot protect against broad market downswings, it can reduce the impact of a dramatic decline of any one specific sector or industry sector. An investor can further lower portfolio risk by investing in several indices.

                                      ---

Industry Diversification

Based upon the principal business of each issuer and current market values, the index, as of November 8, 2000, represented the following industries:

                                  Approximate
Industry                        Index Percentage
--------                        ----------------
Auto-Cars/Light Trucks                4.23%
Beverages--Non-Alcoholic              2.09
Chemicals--Diversified                4.65
Computers--Software                   4.02
Computers--Micro                      1.50
Cosmetics & Toiletries                6.01
Diversified Financial Services        9.65
Diversified Manufacturing             1.06
Food--Misc.                           1.33
Medical Products                      1.99
Medical--Drugs                        6.22
Money Center Banks                    7.52
Multi-Line Insurance                  4.58
Multimedia                            1.05
Networking                            5.69
Oil Companies--Integrated            11.50
Retail--Discount                      2.10
Semiconductors                        4.16
Telecommunication Equipment           4.30
Telephone Services                    6.68
Telephone--Integrated                 6.95
Telephone--Local                      1.44
Tobacco                               1.30
                                     -----
Total                                  100%

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the index even though the stock's outlook or its market value or yield may have changed.

 . The Portfolio will contain stocks of foreign companies. The Portfolio's in-vestment in foreign stock presents additional risk, including currency risk. Foreign companies may be affected by adverse political, diplomatic and eco-nomic developments; changes in foreign currency exchange rates; taxes; less publicly available information; greater price volatility; less liquidity and other factors.

 . The performance of the Portfolio may not sufficiently correspond with the performance of the index. This is due to a variety of factors that include:

 --the impracticability of owning each of the securities in the index with the exact weightings at any given time;

 --the possibility of tracking errors;

 --the time that elapses between a change in the index and a change in the Portfolio; and

 --sales charges and expenses.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own the components of the Dow Jones Global Titans Index in one convenient package;

 . You want capital appreciation potential; and

 . The Portfolio represents only a portion of your overall investment portfo-lio.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning an unmanaged index-based equity investment;

 . You are seeking preservation of capital or high current income; or

 . You do not have a long-term investment horizon.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Unitholder Sales Fees

                                                    Percentage of  Amount per
                                                   Public Offering   $1,000
                                                        Price      Invested(1)
                                                   --------------- -----------
Maximum Sales Charges
Deferred Sales Charge(2)..........................      4.50%        $45.00
Creation and Development Fee Cap over the life of
 the Portfolio(3).................................      1.45%        $14.50
                                                        -----        ------
 (the Annual Creation and Development Fee is 0.29%
 of average daily net assets and is only charged
 while a Unitholder remains invested)
Maximum Sales Charges (including Creation and
 Development Fee Cap over the life of the
 Portfolio)(3)....................................      5.95%        $59.50
                                                        =====        ======

                                      ---

Estimated Annual Operating Expenses

(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................     $0.0104        0.104%
Sponsor's Supervisory Fee.........................     $0.0035        0.035%
Bookkeeping and Administrative Fees...............     $0.0025        0.025%
Evaluator's Fees..................................     $0.0030        0.030%
Other Operating Expenses(4).......................     $0.0068        0.068%
                                                       -------        ------
Total.............................................     $0.0262        0.262%
Maximum Organization Costs(5).....................     $0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, Unitholders are subject to a maximum transaction-based sales charge (that does not include the Creation and Development Fee) (the "Transactional Sales Charge") that consists of a Deferred Sales Charge. The Maximum Transactional Sales Charge is a fixed dollar amount of $0.45 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and the percentage amount will vary over time. The entire Transactional Sales Charge is deferred for investors who purchase Units prior to the first deferred sales charge deduction (see below).

(3) The Creation and Development Fee (the "C&D Fee") compensates the Sponsor for creating and developing the Portfolio. The annual C&D Fee is 0.29% of the average daily net assets. The C&D Fee will only be charged for a given Unitholder while the Unitholder remains invested. The Portfolio accrues the C&D Fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In no event will the Sponsor collect over the life of the Portfolio more than the C&D Fee Cap (provided in the table above) of 1.45% of a Unitholder's initial investment.

(4) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Dow Jones but do not include brokerage costs and other transactional fees.

(5) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after Initial Date of Deposit.

The entire Transactional Sales Charge is deferred and deducted monthly in in-stallments of $0.09 per Unit from June 29, 2001 through October 31, 2001. How-ever, for Units purchased after the beginning of the deferred sales charge pe-riod you will pay an up-front sales charge equal to the deferred sales charges already collected. The Maximum Transactional Sales Charge will not exceed 5.95% of the Public Offering Price of the Units.

The maximum per Unit sales charges are reduced as follows:

                                                      Your Maximum Transactional
If you buy the following number of Units:*              Sales Charge will be:
----------------------------------------------------- --------------------------
Less than 5,000......................................           $0.450
5,000 to 9,999.......................................           $0.425
10,000 to 24,999.....................................           $0.400
25,000 to 49,999.....................................           $0.350
50,000 to 99,999.....................................           $0.250
100,000 or more......................................           $0.150

 * Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you. All Units are subject to the same De-ferred Sales Charge. To allow investors who purchase 5,000 Units or more to pay a sales charge that is less than the Deferred Sales Charge, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             Life of
      1 Year                          3 Years                                               Portfolio
      -------                         -------                                               ---------
      $527.70                         $697.01                                                $862.31

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, November 15, 2000)

     Nuveen--Dow Jones Global Titans IndexSM Portfolio, November 2000

                                                                               Market      Cost of
Number of                                              Ticker  Percentage of Value per  Securities to
 Shares          Name of Issuer of Securities(1)       Symbol    Index(3)      Share      Trust(2)
-----------------------------------------------------------------------------------------------------
           Auto--Cars/Light Trucks                                  4.23%
    20     DaimlerChrysler AG (5)                      DCX          0.62     $  46.4000    $  928
    47     Ford Motor Company                          F            0.72        25.3125     1,190
    12     General Motors Corporation                  GM           0.50        57.5625       691
    44     Toyota Motor, ADR (6)                       TM           2.40        81.4200     3,582
           Beverages--Non-Alcoholic                                 2.09
    52     The Coca-Cola Company                       KO           2.09        60.5625     3,149
           Computers--Software                                      4.65
   103     Microsoft Corporation                       MSFT         4.65        68.8125     7,088
           Computers--Micro                                         4.02
    41     Hewlett-Packard Company                     HWP          1.16        37.0000     1,517
    43     International Business Machines Corporation IBM          2.86        99.5000     4,279
           Cosmetics & Toiletries                                   1.50
    30     The Procter & Gamble Company                PG           1.50        72.4375     2,173
           Diversified Financial Services                           6.01
   111     Citigroup Inc.                              C            3.80        50.7500     5,633
   136     Lloyds TSB Group Plc (4)                    LLOY.L       0.89         9.9032     1,347
    28     Morgan Stanley Dean Witter & Co.            MWD          1.31        67.8750     1,901
           Diversified Manufacturing                                9.65
   244     General Electric Company                    GE           8.60        52.7500    12,871
    14     Siemens AG (4)                              SIEG.F       1.05       116.2634     1,628
           Electronics                                              1.06
    20     Sony Corporation, ADR (6)                   SNE          1.06        80.8750     1,618
           Food--Misc/Diversified                                   1.33
     1     Nestle SA (4)                               NSRGY        1.33     2,115.7752     2,116
           Medical Products                                         1.99
    32     Johnson & Johnson                           JNJ          1.99        94.6250     3,028
           Medical--Drugs                                           6.22
    57     Merck & Co., Inc.                           MRK          3.38        91.0625     5,191
    71     Novartis AG, ADR (6)                        NVS          1.78        39.6250     2,813
     1     Roche Holding Ltd. (4)                      ROCZg.S      1.06     9,591.7500     9,592
           Money Center Banks                                       7.52
    41     Bank of America Corporation                 BAC          1.36        45.8750     1,881
   109     Bank of Tokyo-Mitsubishi, Ltd., ADR (6)     MBK          0.81        11.5625     1,260
    32     The Chase Manhattan Corporation             CMB          0.88        42.5625     1,362
     6     Credit Suisse Group (4)                     CSGZn.S      0.70       186.4703     1,119
    42     HSBC Holdings, Plc, ADR (6)                 HBC          1.85        73.4900     3,087
    20     ING Groep N.V., ADR (6)                     ING          0.95        72.1250     1,443
    11     UBS AG (5)                                  UBS          0.97       140.4500     1,545
           Multi-Line Insurance                                     4.58
     4     Allianz AG (4)                              ALVG.DE      0.70       350.2479     1,401
    49     American International Group, Inc.          AIG          3.20        98.5625     4,830
    16     AXA, ADR (6)                                AXA          0.68        69.0000     1,104
           Multimedia                                               1.05
    51     The Walt Disney Company                     DIS          1.05        30.9375     1,578
           Networking                                               5.69
   173     Cisco Systems Inc.                          CSCO         5.69        53.1250     9,191
           Oil Companies--Integrated                               11.48
    93     BP Amoco Plc, ADR (6)                       BP           3.05        51.2500     4,766
    86     Exxon Mobil Corporation                     XOM          4.92        89.8750     7,729
    49     Royal Dutch Petroleum Company, ADR (6)      RD           1.89        60.2500     2,952
    36     Total Fina Elf SA, ADR (6)                  TOT          1.62        71.3750     2,570
           Retail--Discount                                         2.10
    68     Wal-Mart Stores, Inc.                       WMT          2.10        46.8750     3,188

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments--(continued)

(at the Initial Date of Deposit, November 15, 2000)

     Nuveen--Dow Jones Global Titans IndexSM Portfolio, November 2000

                                                                             Market
                                                                             Value      Cost of
Number of                                              Ticker Percentage of   per    Securities to
 Shares          Name of Issuer of Securities(1)       Symbol   Index(3)     Share     Trust(2)
--------------------------------------------------------------------------------------------------
           Semiconductors                                          4.16%
    157    Intel Corporation                           INTC        4.16     $40.9375   $  6,427
           Telecommunications Equipment                            4.30
     82    Lucent Technologies Inc.                    LU          1.21      23.3750      1,917
    116    Nokia OYJ, ADR (6)                          NOK         3.09      40.8125      4,734
           Telecommunication Services                              6.68
     67    Verizon Communication                       VZ          2.43      55.7500      3,735
    152    Vodafone Group Plc, ADR (6)                 VOD         3.51      38.3125      5,824
     71    MCI Worldcom Inc.                           WCOM        0.73      17.0625      1,211
           Telephone Integrated                                    6.95
     93    AT&T Corp.                                  T           1.32      20.6875      1,924
     16    British Telecommunications Plc, ADR (6)     BTY         1.11     103.6250      1,658
     31    Deutsche Telekom AG, ADR (6)                DT          0.58      36.1250      1,120
     10    France Telecom SA (4)                       FTE.PA      0.78      98.9440        989
     84    SBC Communications Inc.                     SBC         3.16      57.3125      4,814
           Telephone--Local                                        1.44
     46    Bellsouth Corporation                       BLS         1.44      49.5625      2,280
           Tobacco                                                 1.30
     56    Philip Morris Companies Inc.                MO          1.30      34.6250      1,939
  -----                                                          ------                --------
  2,974                                                          100.00%               $161,941
  =====                                                          ======                ========

---------
See "Notes to Portfolios."
Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Nasdaq-100 Index Portfolio, November 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the securities included in the Nasdaq-100 Index. The securities held by the Portfolio will be periodically adjusted to generally replicate the current selections and weightings of the Nasdaq-100 Index.

Security Selection

We select the securities for the Portfolio in the following manner:

 . On the Initial Date of Deposit, the Portfolio consists of each of the stocks included in the Nasdaq-100 Index.

 . During an initial adjustment period that will not exceed 30 days, the Port-folio will be modified to duplicate, to the extent practicable, the stocks contained in the index and their weightings.

 . Following the initial adjustment period, it is expected that:

 --The Portfolio will continue to be invested in substantially all (at least
  95%) of the stocks in the index; and

 --The Sponsor will attempt to maintain a correlation between the Portfolio's holdings and the index of .97 to .99 over the term of the Portfolio. Howev-er, the performance of the Portfolio may not mirror the performance of the index.

 . Adjustments to the Portfolio's holdings will be made on an ongoing basis when:

 --The Portfolio invests in new securities to create new Units;

 --Issues are removed from or added to the index;

 --Securities are sold to meet redemptions, to pay sales charges and ex-penses, or for tax reasons; or

 --It is necessary to maintain the correlation between the Portfolio and the index.

See "Composition of Trusts," "The Portfolios," and "Investment Supervision" in Part B of the Prospectus for details.

The Nasdaq-100 Index

The Nasdaq-100 Index is composed of 100 of the largest and most active non-fi-nancial domestic and international issues listed on the Nasdaq Stock Market, Inc. ("Nasdaq"). The Nasdaq, the fastest growing stock market in the U.S., lists nearly 5,000 companies and trades more shares per day than any other ma-jor U.S. market. See "The Nasdaq-100 Index" in Part B of the Prospectus for additional information regarding the Index.

Index Portfolios

Index Portfolios strive to mirror market index performance by investing in a broad cross-section of securities. The Sponsor believes that equity index portfolios can provide aggressive growth potential and complement other in-vestments in your portfolio, further diversifying your investment holdings and methods.

Indexing has the potential to lower risk through increased diversification. While diversification cannot protect against broad market downswings, it can reduce the impact of a dramatic decline of any one specific sector or industry sector. An investor can further lower portfolio risk by investing in several indices.

Industry Diversification

Based upon the principal business of each issuer and current market values, the index as of November 8, 2000, represented the following industries:

                                Approximate
Industry                      Index Percentage
--------                      ----------------
Biotechnology                        0.20%
Computer Services                    1.80
Computers                            9.18
Electronics                          2.12
Health Care                          5.99
Internet                             6.11
Media                                2.95
Networking                          11.45
Retail                               1.97
Semiconductors                      16.64
Software                            17.74
Telecommunications Equipment        16.31
Telecommunications                   4.77
Telephone                            1.39
Other                                1.38
                                   ------
    Total                          100.00%
                                   ======

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

                                      ---

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the index even though the stock's outlook or its market value or yield may have changed.

 . The Portfolio is concentrated in the software and technology industries.
  Adverse developments in these industries may affect the value of your Units. Companies involved in the software and technology industries must contend with rapid changes in technology, intense competition, government regulation, and the rapid obsolescence of products and services.

 . The Portfolio may contain stocks of foreign companies. The Portfolio's investment in foreign stock presents additional risk. Foreign companies may be affected by adverse political, diplomatic and economic developments; changes in foreign currency exchange rates; taxes; less publicly available information; greater price volatility; less liquidity and other factors.

 . The performance of the Portfolio may not sufficiently correspond with the performance of the index. This is due to a variety of factors that include:

 --the impracticability of owning each of the securities in the index with the exact weightings at any given time;

 --the possibility of tracking errors;

 --the time that elapses between a change in the index and a change in the Portfolio; and

 --sales charges and expenses.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own the components of the Nasdaq-100 Index in one convenient package;

 . You want capital appreciation potential; and

 . The Portfolio represents only a portion of your overall investment portfolio.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning an unmanaged index-based equity investment;

 . You are seeking preservation of capital or high current income; or

 . You do not have a long-term investment horizon.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Unitholder Sales Fees

                                                    Percentage of  Amount per
                                                   Public Offering   $1,000
                                                        Price      Invested(1)
                                                   --------------- -----------
Maximum Sales Charges
Deferred Sales Charge(2)..........................      4.50%        $45.00
Creation and Development Fee Cap over the life of
 the Portfolio(3).................................      1.45%        $14.50
                                                        -----        ------
 (the Annual Creation and Development Fee is 0.29%
 of average daily net assets and is only charged
 while a Unitholder remains invested)
Maximum Sales Charges (including Creation and
 Development Fee Cap over the life of the
 Portfolio)(3)....................................      5.95%        $59.50
                                                        =====        ======

Estimated Annual Operating Expenses

(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................     $0.0095        0.095%
Sponsor's Supervisory Fee.........................     $0.0035        0.035%
Bookkeeping and Administrative Fees...............     $0.0025        0.025%
Evaluator's Fees..................................     $0.0030        0.030%
Other Operating Expenses(4).......................     $0.0055        0.055%
                                                       -------        ------
Total.............................................     $0.0240        0.240%
Maximum Organization Costs(5).....................     $0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, Unitholders are subject to a maximum transaction-based sales charge (that does not include the Creation and Development Fee) (the "Transactional Sales Charge") that consists of a Deferred Sales Charge. The Maximum Transactional Sales Charge is a fixed dollar amount of $0.45 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of

                                      ---

   Deposit and the percentage amount will vary over time. The entire Transac-tional Sales Charge is deferred for investors who purchase Units prior to the first deferred sales charge deduction (see below).

(3) The Creation and Development Fee (the "C&D Fee") compensates the Sponsor for creating and developing the Portfolio. The annual C&D Fee is 0.29% of the average daily net assets. The C&D Fee will only be charged for a given Unitholder while the Unitholder remains invested. The Portfolio accrues the C&D Fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In no event will the Sponsor collect over the life of the Portfolio more than the C&D Fee Cap (provided in the table above) of 1.45% of a Unitholder's initial investment.

(4) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Nasdaq but do not include brokerage costs and other transactional fees.

(5) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after Initial Date of Deposit.

The entire Transactional Sales Charge is deferred and deducted monthly in in-stallments of $0.09 per Unit from June 29, 2001 through October 31, 2001. How-ever, for Units purchased after the beginning of the deferred sales charge pe-riod you will pay an up-front sales charge equal to the deferred sales charges already collected.The Maximum Transactional Sales Charge will not exceed 5.95% of the Public Offering Price of the Units.

The maximum per Unit sales charges are reduced as follows:

                                                               Your Maximum
                                                               Transactional
If you buy the following number of Units:*                 Sales Charge will be:
---------------------------------------------------------- ---------------------
Less than 5,000...........................................        $0.450
5,000 to 9,999............................................        $0.425
10,000 to 24,999..........................................        $0.400
25,000 to 49,999..........................................        $0.350
50,000 to 99,999..........................................        $0.250
100,000 or more...........................................        $0.150

 * Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you. All Units are subject to the same De-ferred Sales Charge. To allow investors who purchase 5,000 Units or more to pay a sales charge that is less than the Deferred Sales Charge, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             Life of
      1 Year                          3 Years                                               Portfolio
      -------                         -------                                               ---------
      $525.50                         $633.59                                                $751.56

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, November 15, 2000)

             Nuveen Nasdaq-100 Index Portfolio, November 2000

                                                                             Market      Cost of
Number of                                              Ticker Percentage of Value per Securities to
 Shares          Name of Issuer of Securities(1)       Symbol   Index(3)      Share   Portfolio(2)
---------------------------------------------------------------------------------------------------
   207     Cisco Systems, Inc.                         CSCO       7.20%     $53.1250     $10,997
   148     Microsoft Corporation                       MSFT       6.85       68.8125      10,184
   192     Intel Corporation                           INTC       5.49       40.9375       7,860
    56     Sun Microsystems                            SUNW       3.82       94.0000       5,264
    76     JDS Uniphase Corporation                    JDSU       3.53       75.6250       5,748
    73     QUALCOMM Incorporated                       QCOM       3.37       80.3750       5,867
   192     Oracle Corporation                          ORCL       3.19       28.3750       5,448
    34     VERITAS Software Corporation                VRTS       3.12      124.1875       4,222
    40     Siebel Systems, Inc.                        SEBL       2.79       94.1250       3,765
    17     Juniper Networks Inc.                       JNPR       2.09      183.8125       3,125
    27     Network Appliance, Inc.                     NTAP       1.90       96.2500       2,599
    17     i2 Technologies, Inc.                       ITWO       1.79      143.2500       2,435
    39     Amgen Inc.                                  AMGN       1.66       64.1250       2,501
    28     CIENA Corporation                           CIEN       1.62      104.0000       2,912
    20     VoiceStream Wireless Corporation            VSTR       1.58      119.3750       2,388
    76     Nextel Communications, Inc.                 NXTL       1.57       34.8125       2,646
    44     Palm Inc.                                   PALM       1.56       51.7500       2,277
    56     Immunex Corporation                         IMNX       1.55       40.1875       2,251
    35     Gemstar International Group, Limited        GMST       1.48       44.6875       1,564
    36     Xilinx, Inc.                                XLNX       1.45       67.1250       2,417
    78     Dell Computer Corporation                   DELL       1.41       25.8125       2,013
    34     Linear Technology Corporation               LLTC       1.36       60.3750       2,053
    19     Ariba, Inc.                                 ARBA       1.29       98.7500       1,876
    32     Maxim Integrated Products, Inc.             MXIM       1.25       66.0625       2,114
    15     VeriSign Inc.                               VRSN       1.25      119.0625       1,786
    79     ADC Telecommunications, Inc.                ADCT       1.18       23.3125       1,842
    28     Applied Micro Circuits Corporation          AMCC       1.12       68.6719       1,923
    14     PMC-Sierra, Inc.(5)                         PMCS       1.05      127.6875       1,788
    11     Broadcom Corporation                        BRCM       1.05      158.8750       1,748
     7     SDL, Inc.                                   SDLI       1.02      248.9375       1,743
    29     Paychex, Inc.                               PAYX       1.01       56.6875       1,644
    14     Comverse Technology, Inc.                   CMVT       1.01      108.9375       1,525
    19     Adobe Systems Incorporated                  ADBE       0.98       81.6250       1,551
    34     Applied Materials, Inc.                     AMAT       0.98       41.4375       1,409
    32     PeopleSoft, Inc.                            PSFT       0.97       43.2500       1,384
    84     MCI WorldCom, Inc.                          WCOM       0.94       17.0625       1,433
    21     Intuit Inc.                                 INTU       0.92       58.9375       1,238
    35     ComCast Corporation                         CMCSK      0.89       38.0625       1,332
    46     Altera Corporation                          ALTR       0.87       31.6250       1,455
    13     Sanmina Corporation                         SANM       0.85       99.8594       1,298
    22     Yahoo! Inc.                                 YHOO       0.85       59.4375       1,308
    18     MedImmune, Inc.                             MEDI       0.83       61.5000       1,107
    96     Telefonaktiebolaget LM Ericsson(5)          ERICY      0.79       11.9844       1,151
    19     Tellabs, Inc.                               TLAB       0.66       55.5625       1,056
    16     Vitesse Semiconductor Corporation           VTSS       0.66       66.0625       1,057
    21     Starbucks Corporation                       SBUX       0.62       47.0625         988
    15     Biogen, Inc.                                BGEN       0.59       55.5625         833
    43     Metromedia Fiber Network, Inc.              MFNX       0.57       20.4375         879
    21     Chiron Corporation                          CHIR       0.56       38.0000         798
    20     Concord EFS, Inc.                           CEFT       0.55       41.0625         821
     8     QLogic Corporation                          QLGC       0.55      120.8750         967
    20     EchoStar Communications Corporation         DISH       0.55       36.1250         723
    21     Level 3 Communications, Inc.                LVLT       0.54       34.5000         725
    17     Cintas Corporation                          CTAS       0.53       46.9375         798
    16     eBay Inc.                                   EBAY       0.53       47.6875         763

                                      ---

(at the Initial Date of Deposit, November 15, 2000)

             Nuveen Nasdaq-100 Index Portfolio, November 2000

                                                                             Market      Cost of
Number of                                              Ticker Percentage of Value per Securities to
 Shares          Name of Issuer of Securities(1)       Symbol   Index(3)      Share   Portfolio(2)
---------------------------------------------------------------------------------------------------
     20    Biomet, Inc.                                BMET        0.53%    $38.1875    $    764
     24    BroadVision, Inc.                           BVSN        0.50      33.5625         806
     37    Apple Computer, Inc.                        AAPL        0.49      20.2500         749
      9    Genzyme Corporation                         GENZ        0.49      79.3125         714
     31    Bed Bath & Beyond Inc.                      BBBY        0.48      24.5000         760
     19    Costco Wholesale Corporation                COST        0.45      36.8750         701
     24    XO Communication, Inc.                      XOXO        0.44      22.8125         548
     13    Fiserv, Inc.                                FISV        0.44      50.5625         657
     19    Amazon.com, Inc.                            AMZN        0.43      28.9375         550
     38    McLeodUSA Incorporated                      MCLD        0.40      16.0000         608
     16    PanAmSat Corporation                        SPOT        0.40      39.8750         638
     28    USA Networks, Inc.                          USAI        0.39      20.3125         569
     21    Conexant Systems, Inc.                      CNXT        0.39      29.3750         617
     18    KLA-Tencor Corporation                      KLAC        0.35      30.5000         549
     28    CMGI, Inc.                                  CMGI        0.33      14.8125         415
     11    Electronic Arts Inc.                        ERTS        0.32      43.9375         483
     18    Citrix Systems, Inc.                        CTXS        0.29      26.1875         471
      8    Molex Incorporated                          MOLX        0.26      50.5625         405
     13    CNET Networks, Inc.                         CNET        0.26      26.5000         345
     30    Parametric Technology Corporation           PMTC        0.24      12.3750         371
     28    Atmel Corporation                           ATML        0.24      12.1875         341
     15    BMC Sotfware, Inc.                          BMCS        0.22      20.5000         308
     12    Adelphia Communications Corporation         ADLAC       0.21      32.3750         389
      7    PACCAR Inc.                                 PCAR        0.21      43.3750         304
     25    Staples, Inc.                               SPLS        0.20      10.7500         269
     15    RF Micro Devices, Inc.                      RFMD        0.20      23.0000         345
      8    Novell, Inc.                                DLTR        0.19      37.9375         304
     32    Dollar Tree Stores, Inc.                    NOVL        0.18       8.1250         260
     12    RealNetworks, Inc.                          RNWK        0.18      21.3125         256
     21    American Power Conversion Corporation       APCC        0.17      12.9375         272
      7    Sigma-Aldrich Corporation                   SIAL        0.17      37.3750         262
     19    Smurfit-Stone Container Corporation         SSCC        0.16      12.5625         239
     24    At Home Corporation                         ATHM        0.16      10.0625         242
     14    3Com Corporation                            COMS        0.15      15.6250         219
      6    Synopsys, Inc.                              SNPS        0.14      35.8750         215
      8    Microchip Technology Incorporated           MCHP        0.14      28.2500         226
     12    Network Associates, Inc.                    NETA        0.14      18.2500         219
      6    Apollo Group, Inc.                          APOL        0.14      37.7500         227
     13    Quintiles Transnational Corp.               QTRN        0.13      15.1875         197
     18    Compuware Corporation                       CPWR        0.10       8.9688         161
      6    Northwest Airlines Corporation              NWAC        0.10      29.1250         175
      5    Herman Miller, Inc.                         MLHR        0.08      25.0000         125
      7    Adaptec, Inc.                               ADPT        0.06      13.3125          93
      8    Legato Systems, Inc.                        LGTO        0.05      10.0000          80
      3    PacifiCare Health Systems, Inc.             PHSY        0.01      13.1250          39
  -----                                                          ------                 --------
  3,186                                                          100.00%                $151,086
  =====                                                          ======                 ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.


                                      ---

How to Buy and Sell Units

Investing in a Portfolio

The minimum investment is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of November 15, 2000, the Initial Date of Deposit, the per Unit Public Of-fering Price for each Portfolio is $10.00. As described above, Units are sub-ject to deferred sales charges and the C&D Fee, and in some cases, an up-front sales charge. The Public Offering Price includes the up-front sales charge, if applicable, and estimated organization costs of $0.0225 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on November 15, 2000, the number of Units of each Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

Wrap Account Purchasers and certain other investors descsribed in Part B of the Prospectus may buy Units with a reduced Transactional Sales Charge of $0.100 per Unit. All distributions (other than the liquidation distribution) from Units that receive the reduced sales charges for Wrap Account Purchasers will be invested in additional Units of the Portfolio and will be subject to any remaining deferred sales charges.

Each Portfolio's securities are valued by the Evaluator, The Bank of New York, generally on the basis of their closing sales prices on the applicable na-tional or foreign securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B of the Prospectus for additional information.

Sales or Redemptions

Units may be redeemed by the Trustee, The Bank of New York, on any business day at their current market value.

Although not obligated to do so, the Sponsor, may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by a Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Correlation risk

  The performance of a Portfolio may not sufficiently correspond to the per-formance of the

                                      ---
  index due to a variety of factors that include:

  --The impracticability of owning each of the securities in the index with the exact weighting at a given time;

  --The possibility of tracking errors;

  --The time that elapses between a change in the index and a change in a Portfolio; and

  --Sales charges and expenses.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified and subject to more market risk. The Nasdaq-100 Portfolio is concentrated in the securities of software and technology companies.

  Here is what you should know about the Nasdaq-100 Portfolio's concentration in stocks of the software and technology industries:

  --Companies involved in these industries must contend with:

   rapid changes in technology;

   intense competition;

   dependence on key suppliers and supplies; termination of patent protections;

   rapid obsolescence of products and services;

   cyclical market patterns;

   government regulation;

   evolving industry standards; and

   frequent new product introductions.

  --The stocks of many software and technology companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

  --Many software and technology companies have experienced extreme price and volume fluctuations that often have been unrelated to their operating per-formance.

  --An unexpected change in one or more of the technologies affecting an is-suer's products or in the market for products based on a particular tech-nology could have an adverse effect on an issuer's operating results.

  --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components; and

   the failure of the issuer to comply with rigorous industry standards.

 .Foreign risks

  Certain of the securities included in the Portfolios may be stocks and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denomi-nated in U.S. dollars and are typically issued by a U.S. bank or trust com-pany. An ADR evidences ownership of an underlying foreign security. Foreign securities present risks beyond securities of U.S. issuers. Such risks in-clude:

  --adverse political, diplomatic and economic developments;

  --political or economic instability;

  --higher brokerage costs;

  --currency risk;

  --less liquidity;

  --more volatile prices;

  --reduced government regulation;

  --different accounting standards;

  --foreign taxation; and

  --less publicly available information.

  The purchase and sale of foreign securities not listed on a U.S. securities exchange will occur only in foreign securities markets. Some of the factors described above may make it impossible to buy or sell such securities in a timely manner. Custody of certain of the securities held in a Portfolio is maintained by Cedel Bank S.A., the Euroclear System, or their successors. These global custody and clearing institutions have entered into a sub-cus-todian relationships with the Trustee.

  The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price vola-tility of a portfolio that included both U.S. and foreign stocks. Sometimes, however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.

 .Currency risks

  Because securities of foreign issuers generally pay dividends and trade in foreign currencies,

                                      ---
  the U.S. dollar value of these securities (and therefore your Units) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

  To determine the value of foreign securities, or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large inter-national commercial banks, various central banks, large multi-national cor-porations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive, in U.S. dollars, had the Trustee sold any particu-lar currency in the market. When instructed by the Sponsor, the Evaluator, The Bank of New York, may utilize its own, or an affiliates, exchange rate quotations.

 . Litigation

Microsoft Corporation is included in the Portfolios. Microsoft is engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. In the action brought against Microsoft by the U.S. Department of Justice, the United States Dis-trict Court for the District of Columbia issued findings of fact that included a finding that Microsoft possesses and exercised monopoly power. The court also recently entered an order finding that Microsoft exercised this power in violation of the Sherman Antitrust Act and various state antitrust laws. Sub-ject to appeal, the court has determined that Microsoft must split into two companies and change some of its business practices. One company would retain the Microsoft Windows operating systems; the other company would offer Microsoft's other software and Web products--such as Outlook, Internet Explor-er, BackOffice and Microsoft Network. Microsoft has stated that it will appeal this ruling. It is possible that any remedy could have a material adverse im-pact on Microsoft, however, it is impossible to predict the impact that any penalty may have on Microsoft's business in the future.
Distributions

Income Distributions

Cash dividends received by a Portfolio, net of expenses, will be paid on the last business day of each June and December ("Income Distribution Dates"), be-ginning December 29, 2000, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made annually each December 31 ("Capital Distribution Date") to Unitholders of rec-ord each December 15 ("Capital Record Date"). In certain circumstances, addi-tional distributions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on November 14, 2005, the Mandatory Termination Date, the securi-ties in each Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after each Portfolio's termination. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, Nuveen Investments has been synonymous with in-vestments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and fi-nancial planning needs of mature investors. Nuveen, a leader in tax-efficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than 1.5 mil-lion investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.


                                      ---

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolios. We invite you to discuss the contents with your fi-nancial advisor, or you may call us at 800-742-8860 for additional informa-tion. Nuveen personnel may from time to time maintain a position in certain stocks held by the Portfolio.

Dealer Concessions

The Sponsor plans to allow a concession of $0.35 per Unit for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction. But, in no event will the concession exceed 4.279% of the Public Offering Price.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Ac-count Purchasers and other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                    $ Concession
Number of Units*                                                      per Unit
----------------                                                    ------------
Less than 5,000....................................................    $0.350
5,000 to 9,999.....................................................    $0.325
10,000 to 24,999...................................................    $0.300
25,000 to 49,999...................................................    $0.250
50,000 to 99,999...................................................    $0.150
100,000 or more....................................................    $0.075
Wrap Account Purchasers............................................     0.000

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested at a reduced sales charge into ad-ditional Units of the Portfolio. Distributions reinvested into a Portfolio are subject to any remaining deferred sales charges. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Unit purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.


                                      ---

-------------------------------------------------------------------------------
Notes to Portfolios

(1) All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been de-posited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on November 14, 2000.

(2) The cost of the Securities to the Portfolio represents the aggregate un-derlying value with respect to the Securities acquired (generally deter-mined by the Evaluator based on the closing sale prices of the listed Se-curities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

                                              Value of     Cost to
                                             Securities    Sponsor   Gain (loss)
                                             ----------- ----------- -----------
Global Titans Portfolio..................... $161,941.00 $160,758.00   $1,183
Nasdaq-100 Portfolio........................ $151,086.00 $151,167.00   $  (81)

(3) The percentages listed represent each Security's proportionate relation-ship of all index stocks based on market value as of November 8, 2000. Be-cause the stocks included in the index and the value of such stocks may change from time to time, and because the Portfolio may not be able to du-plicate the index exactly, the percentages set forth do not represent the actual weighting of each Security listed in the Schedule of Investments on the Initial Date of Deposit or on any subsequent date.


(4) This Security is a foreign security not listed on a U.S. exchange.

(5) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

(6) This Security is an American Depositary Receipt of a foreign company that is denominated in U.S. dollars and traded on a U.S. exchange.

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

-------------------------------------------------------------------------------

                                      ---

Statements of Condition

(at the Initial Date of Deposit, November 15, 2000)

                                                             Global    Nasdaq-
                                                             Titans      100
                                                            Portfolio Portfolio
                                                            --------- ---------
Trust Property
Investment in Securities represented by purchase con-
 tracts(1)(2).............................................  $161,941  $151,086
                                                            ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)................................  $  7,287  $  6,799
  Reimbursement of Sponsor for organization costs(4)......  $    364  $    340
                                                            --------  --------
     Total................................................  $  7,651  $  7,139
                                                            ========  ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding......    16,194    15,108
  Cost to investors(5)....................................  $161,941  $151,086
   Less: Gross underwriting commission(6).................  $  7,287  $  6,799
   Less: Organization costs(4)............................  $    364  $    340
                                                            --------  --------
  Net amount applicable to investors......................  $154,290  $143,947
                                                            --------  --------
     Total................................................  $161,941  $151,086
                                                            ========  ========

---------

(1) Aggregate cost of Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) Represents the amount of mandatory distributions from a Portfolio ($0.45 per Unit), payable to the Sponsor in five equal monthly installments of $0.09 per Unit beginning on June 29, 2001, and on the last business day of each month thereafter through October 31, 2001.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of each Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of $0.45 per Unit has been calculated on the assumption that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 109:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 109 as of November 15, 2000. These financial state-ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 109, as of November 15, 2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

November 15, 2000

                                      ---

                                     {LOGO]

                      NUVEEN UNIT TRUSTS, SERIES 109
                              PROSPECTUS -- PART A

                             November 15, 2000

                              Sponsor
                                            Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee
                                            The Bank of New York

                                            101 Barclay Street

                                            New York, NY 10286

                                            Telephone: 800-742-8860

  This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-49516)

  Investment Company Act of 1940 (file no. 811-08103)

  More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio in-formation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO]

Nuveen Index Portfolio Prospectus

      Prospectus Part B dated November 15, 2000

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Bank of New York (the "Trustee") at (800) 742-8860.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for an initial list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made annually and as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus, if applicable, and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
THE PORTFOLIOS.............................................................   5
THE NASDAQ-100 INDEX.......................................................   6
NASDAQ(R)-100 INDEX LICENSING AGREEMENT....................................   7
DOW JONES LICENSING AGREEMENT..............................................   8
DOW JONES GLOBAL TITANS INDEX..............................................   9
PUBLIC OFFERING PRICE......................................................  10
MARKET FOR UNITS...........................................................  12
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  13
TAX STATUS.................................................................  13
RETIREMENT PLANS...........................................................  15
TRUST OPERATING EXPENSES...................................................  15
INVESTMENT SUPERVISION.....................................................  16
DISTRIBUTIONS TO UNITHOLDERS...............................................  17
ACCUMULATION PLAN..........................................................  18
REPORTS TO UNITHOLDERS.....................................................  18
UNIT VALUE AND EVALUATION..................................................  19
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  20
OWNERSHIP AND TRANSFER OF UNITS............................................  20
REDEMPTION.................................................................  21
PURCHASE OF UNITS BY THE SPONSOR...........................................  22
INFORMATION ABOUT THE TRUSTEE..............................................  22
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  22
SUCCESSOR TRUSTEES AND SPONSORS............................................  22
INFORMATION ABOUT THE SPONSOR..............................................  23
INFORMATION ABOUT THE EVALUATOR............................................  23
OTHER INFORMATION..........................................................  24
LEGAL OPINION..............................................................  25
AUDITORS...................................................................  25
CODE OF ETHICS.............................................................  25
SUPPLEMENTAL INFORMATION...................................................  25

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by the Nuveen Investments, each of which is designated by a different Series number. The underlying unit investment trust(s) contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and the Trustee.

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for an initial list of the Securities deposited in the applicable Trust. See also, "Primary Risks" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Trusts employ an indexing strategy and attempt to track the performance of a specific market index. There can be no assurance that a Trust will be able to track the performance of an index because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in Units of the Trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

  Additional Units of each Trust may be issued at any time by depositing in such Trust additional Securities, contracts to purchase additional Securities together with cash and/or irrevocable letters of credit, or cash (or a letter of credit) to be applied to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. If the Sponsor deposits cash (or a letter of credit), existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible. See "COMPOSITION OF TRUSTS" below.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain Securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.) To assist the Sponsor in selecting Securities for the Trusts, the Sponsor may use its own resources to pay outside research service providers.

  On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. This initial deposit into each Trust consisted of shares of each of the stocks which comprise the related stock index. During an initial adjustment period, the Sponsor will continue to deposit Securities in a Trust (contracts for the purchase thereof), or cash (or a letter of credit) with instructions to purchase such Securities, until at the end of such period when the Trust contains substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio that generally corresponds to the index. In connection with any deposit of Securities, purchase and sale transactions will generally be effected in accordance with a computer optimization program. (See "THE PORTFOLIOS").

  Precise duplication of the relationship among the Securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trusts, but correlation between the related stock index and each Trust portfolio is expected to be between .97 and .99 over the life of the Trusts. Correlation is a measure of the extent to which the price of a Trust fluctuates with the price of the index. If a portfolio held all the securities in the index with exactly the same weightings as the index at all times, the correlation would be 1.00. Since a Trust's holdings and weightings will differ for a variety of reasons, the correlation will be less than 1.00. Although correlation is indirectly related to performance, it is not a measure of the extent to which the performance of a Trust will match the performance of the index.

  By investing in those Securities determined by the optimization model in substantially the same proportions which comprise the related stock index, each Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the terms of such Trust. Due to various factors that include, among others: (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all of the Securities in a Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement Security, there can be no assurance that this goal will be satisfied. An investment in Units of a Trust should be made with an understanding that each Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

  Each Trust consists of (a) the Securities listed under the related portfolio that may continue to be held from time to time in such Trust (b) any additional equity securities acquired and held by such Trust pursuant to the provisions of the Indenture and (c) any cash held in the Income and Capital Accounts of such Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust will achieve its investment objectives.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

The Portfolios

  Each Trust portfolio will consist of as many of the components of the related stock index as is feasible in order to seek to achieve the respective Trust's goal of attempting to provide investment results that duplicate substantially the total return of the index. Following the Initial Adjustment Period, each Trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between each Trust portfolio and that of the related index of between .97 and .99. Adjustments to a Trust portfolio will generally be made on an ongoing basis in accordance with a computer optimization program which uses a number of factors, including cash flows, risk, historical correlation between the underlying stocks in the applicable index and the index itself and transaction costs in an attempt to produce the optimal correlation with the applicable index. The Trust may invest in new Securities in several circumstances, that include, in connection with the creation of additional Units, as companies are dropped from or added to such index, and as Securities are sold to meet redemptions or to pay for sales charges and expenses. These adjustments will be made as practicable generally in accordance with computer program output showing which of the Securities are under- or over-represented in a Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a Trust and the related index. The proceeds from any sale may be distributed or invested in those Securities which the computer program indicates are under-represented based upon the computer optimization program. See "INVESTMENT SUPERVISION."

  Due to changes in the composition of the applicable index, adjustments to a Trust portfolio may be made from time to time. It is anticipated that most of such changes in the applicable indices will occur as a result of merger or ac-quisition activity. In such cases, a Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will generally be reinvested in the Securities as determined by the computer program output. Any Securities received as consideration which are not included in the related index will generally be sold as soon as practicable and will also generally be reinvested in accordance with the computer optimization pro-gram.

  The Sponsor does not anticipate purchasing or selling stock in quantities which are not economically practicable. In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate rela-tionships in the related index may not be possible. See "INVESTMENT SUPERVI-SION."

The Nasdaq-100 Index

  The Nasdaq-100 Index represents the largest and most active non-financial domestic and international issues listed on The Nasdaq Stock Market. Annual adjustments were first implemented in 1993 when Nasdaq-100 Index options began trading on the Chicago Board Options Exchange under the symbol "NDX." In April 1996, Nasdaq-100 futures and options on futures began trading on the Chicago Mercantile Exchange under the ticker "ND."

  All securities in the index are among the top 150 eligible securities based on closing prices as of October 29, 1999 and the available total shares out-standing as of November 30, 1999. Nasdaq-100 issues ranked 101 through 150 in market value will be replaced by larger eligible securities unless the secu-rity was in the top 100 eligible securities during the previous year's rank-ing. Eligibility criteria for the index includes a minimum average daily trad-ing volume of 100,000 shares. Generally, companies also must have seasoned on Nasdaq or another major exchange, which means they have been listed for a min-imum of two years, unless they are ranked within the top 25 of the Nasdaq-100, then a one year seasoning period would apply. If the security is a foreign se-curity, the company must have a world wide market value of a least $10 bil-lion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day. In addition, foreign securities must be eligible for listed-options trading.

  Effective December 21, 1998, the Nasdaq-100 Index is calculated based upon a modified capitalization weighted methodology. To accomplish this, Nasdaq re-views the composition of the Nasdaq-100 Index on a quarterly basis, and ad-justs the weightings of index components using a proprietary algorithm whenev-er: (1) any individual component securities represent more than 24 percent of the total market value of the index; and/or (2) the combined weight of all se-curities having individual weightings of at least 4.5 percent exceeds 48 per-cent of the total market value of the index. The index will be subsequently readjusted only if the index weights exceed the 24 percent and/or 48 percent thresholds.

  The precise post-diversification weightings of component securities in the index was determined based upon closing prices on December 10, 1998. The ag-gregate weight of the five largest stocks in the index, approximately 61 per-cent, was scaled down to 40 percent. Weightings of all index securities are reset by reducing or enlarging such weights toward 1.0 percent, the average weight. The value of the adjusted index will continue to be disseminated under the current symbol NDX.

  The Nasdaq-Amex Market Group, which operates The Nasdaq Stock Market is a subsidiary of the National Association of Securities Dealers, Inc. (NASD(R)), the largest securities-industry, self-regulatory organization in the United States.

  The Nasdaq Stock Market lists nearly 5,000 companies, has the largest volume of trades of any financial market, and trades more shares per day than any other major U.S. market. Since making its debut as the world's first elec-tronic stock market, Nasdaq has been at the forefront of innovation, using technology to bring millions of investors together with the world's leading companies. It is among the world's best regulated stock markets, employing the industry's most sophisticated surveillance systems and regulatory specialists to protect investors and provide a fair and competitive trading environment.

  The following table depicts the Year-End Index Value for the Nasdaq-100 Index from inception (February 1, 1985) through December 31, 1999 as well as the total returns of the Nasdaq-100 Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") and the Dow Jones Industrial Average ("DJIA"). The table uses data that is adjusted to reflect that the Nasdaq-100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends for the Nasdaq-100 Index. Investors should note that the figures below represent past performance of the Nasdaq-100 Index, S&P 500 and the DJIA and not their future performance or the performance of the Nasdaq-100 Index Portfolio (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                           Year-End  Nasdaq-100 S&P 500  DJIA
                                          Nasdaq-100   Annual   Annual  Annual
Year                                        Value     Returns   Returns Returns
----                                      ---------- ---------- ------- -------
February 1, 1985.........................       125        --       --      --
1985.....................................    132.29      5.83%   31.06%  33.62%
1986.....................................    141.41      6.89%   18.54%  27.25%
1987.....................................    156.25     10.49%    5.67%   5.55%
1988.....................................    177.41     13.54%   16.34%  16.24%
1989.....................................    223.83     26.17%   31.23%  32.24%
1990.....................................    200.53   (10.41)%  (3.14)% (0.54)%
1991.....................................    330.86     64.99%   30.00%  24.25%
1992.....................................    360.19      8.86%    7.43%   7.40%
1993.....................................    398.28     10.57%    9.94%  16.97%
1994.....................................    404.27      1.50%    1.29%   5.02%
1995.....................................    576.23     42.54%   37.11%  36.94%
1996.....................................    821.36     42.54%   22.68%  28.91%
1997.....................................    990.80     20.63%   33.10%  24.91%
1998.....................................  1,836.01     85.31%   28.60%  18.15%
1999.....................................  3,707.83    101.95%   21.04%  27.20%
2000 through 10/31/00....................  3,282.30   (11.48)%  (1.81)% (3.40)%
Average Annual Return Since Nasdaq-100
 Index's Inception.......................               25.51%   18.86%  19.86%

  The Nasdaq-100 annual returns have been calculated from the year end values. The S&P 500 annual returns assume that dividends are reinvested as they are received. The DJIA annual returns assume dividends are reinvested monthly. The 1, 5, and 10 year annual returns for the Nasdaq-100 Index are 96.21%, 54.31%, and 30.81% respectively. The 1, 5, and 10 year annual returns for the S&P 500 are 21.04%, 28.36%, and 18.04% respectively. The 1, 5, and 10 year annual re-turns for the DJIA are 27.20%, 27.08%, and 18.38% respectively.

  Because the Nasdaq-100 Index Portfolio is sold to the public at net asset value plus the applicable sales charge, and the expenses of the Trust are deducted before making distributions to Unitholders, and because of a variety of other reasons described in this Prospectus, investment in the Nasdaq-100 Index Portfolio, if it had existed, would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table.

  Investors should note that the Trusts are not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no representation, express or implied, to the Trusts or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trusts specifically or the ability of the indexes to track general stock market performance.

NASDAQ-100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Mar-ket, Inc. (the "License Agreement"), under which the Nuveen Nasdaq-100 Index Portfolio (the "Nasdaq-100 Portfolio") (through the Sponsor) is granted a li-cense to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any ap-plicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between the Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trade-marks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Nasdaq-100 Portfolio or Units of the Nasdaq-100 Portfolio. The Corporations make no representation or war-ranty, express or implied to the owners of Units of the Nasdaq-100 Portfolio or any member of the public regarding the advisability of investing in Securi-ties generally or in Units of the Nasdaq-100 Portfolio particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Nasdaq-100 Portfolio is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is deter-mined, composed and calculated by Nasdaq without regard to the Licensee, the Nasdaq-100 Portfolio or Unitholders of the Nasdaq-100 Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Nasdaq-100 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not par-ticipated in the determination of the timing, prices, or quantities of the Units of the Nasdaq-100 Portfolio to be issued or in the determination or cal-culation of the equation by which the Units of the Nasdaq-100 Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration of the Nasdaq-100 Portfolio, marketing or trading of Units of the Nasdaq-100 Portfolio.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ-100 PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Dow Jones Global Titans Index

  Among today's many different investment philosophies and trading strategies, two are becoming increasingly popular. The first is the move toward large, es-pecially blue-chip, stocks. Market leaders are favored by investors for their stability: corporate giants with financial strength and market dominance usu-ally exhibit lower volatility. Moreover, large-cap stocks have significantly outperformed the broad market over the past decade.

  The second growing trend is the move toward global markets. More investors are seeking to capitalize on the benefits of investing globally as more compa-nies draw an increasing percentage of their revenues from non-domestic opera-tions and as around the world cross-border mergers and foreign investment pro-liferate.

  With these trends in mind, Dow Jones Indexes sought to create an index whose constituents meet the following criteria: strong leadership in their indus-tries, global exposure, and high liquidity. At the same time, Dow Jones In-dexes also wanted the index to maintain certain characteristics, in particular broad global diversification, low turnover, sufficient market coverage and competitive and independent performance. The Dow Jones Global Titans Index was developed in response to these needs and specifications. The 50 constituents of the index are some of the world's most well known and well established blue-chip companies, and provide considerable exposure to global markets.

  The major characteristics and key benefits of the Dow Jones Global Titans Index can be summarized into the following nine points:

  1. Market leadership

  2. Multinational exposure

  3. Global diversification

  4. High liquidity

  5. Low turnover

  6. Sufficient market coverage

  7. Competitive performance

  8. Independent characteristics

  9. Systematic procedures

Dow Jones Global Titans Index Selection Process:

1. The Dow Jones Global Index (DJGI) serves as the Universe, or Initial Pool, for the Dow Jones Global Titans Index. Using the DJGI as the Initial Pool assures sufficient distribution of stocks across countries, regions, eco-nomic sectors and industry groups.

2. If a company has more than one class of stock in the initial pool, only the most liquid class qualifies for the selection list.

3. Companies that do not generate revenue from foreign markets are excluded from the selection list since they cannot be considered "global."

4. The selection list includes the largest 100 companies in terms of free-float market capitalization remaining in the initial pool as well as the current components of the index. For the index's annual review, data as of the end of April is used each year.

5. The companies on the selection list are then ranked separately by assets, book value, revenues and net profit.

6. Each company's rankings for the four criteria are summed to determine its fundamental rank.

7. Overall rankings for the selection list are determined by summing each company's fundamental rank and its free-float capitalization rank. The se-lection list is then sorted by overall rank.

8. Any non-components ranked among the top 30 stocks on the selection list will automatically replace the lowest ranked components in the index.

9. Any components that are not among the top 70 stocks on the selection list are automatically removed from the index and replaced by the highest ranked non-components that have not already been added to the index.

10. The 50 stocks to be included in the index are then ranked by free-float market capitalization to determine their weights in the index.

11. Each stock's weight is limited at 10% of the total market capitalization of the index.

Dow Jones Licensing Agreement

  The Sponsor has entered into a license agreement with Dow Jones & Company, Inc. ("Dow Jones") (the "License Agreement"), under which the Dow Jones Global Titans IndexSM Portfolio (the "Global Titans Portfolio") (through the Sponsor) is granted a license to use the trademarks, service marks and trade names Dow Jones Industrial AverageSM, DJIASM, Dow Jones Global Titans IndexSM and DJInetSM solely in materials relating to the creation and issuance, marketing and promotion of the Global Titans Portfolio and in accordance with any applicable federal and state securities law to indicate the source of the indices as a basis for determining the composition of the Global Titans Portfolio's portfolio. As consideration for the grant of the license, the Global Titans Portfolio will pay to Dow Jones an annual fee. If an index ceases to be compiled or made available or the anticipated correlation between the Global Titans Portfolio and such index is not maintained, the Sponsor may direct that the Global Titans Portfolio continue to be operated using the index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Global Titans Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the indices, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Global Titans Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Global Titans Portfolio or any member of the public re-garding the advisability of investing in securities generally or in the Global Titans Portfolio particularly. Dow Jones' only relationship to the Licensee is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Global Titans Index which are determined, composed and calculated by Dow Jones without regard to the Licensee or the Global Ti-tans Portfolio. Dow Jones has no obligation to take the needs of the Licensee or the owners of the Global Titans Portfolio into consideration in determining, composing or calculating the Dow Jones Global Titans Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Global Titans Portfolio to be issued or in the determination or calculation of the equation by which the Global Titans Portfolio is to be converted into cash. Dow Jones has no obligation or liability in connection with the administra-tion, marketing or trading of the Global Titans Portfolio.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL TITANS INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE GLOBAL TITANS PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL TITANS INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL TITANS INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust. If Units are purchased after the first deferred sales charge payment specified in "Risk/Return Summary--Fees and Expenses"

in Part A of the Prospectus, the Public Offering Price includes an upfront sales charge equal to the difference between the maximum transactional sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trusts in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "Risk/Return Summary-- Fees and Expenses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Risk/Return Summary--Fees and Expenses" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The transactional sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity-based products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  Creation and Development Fee. As set forth in Part A of the Prospectus, the Sponsor will also receive a fee from a Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and de-velopment fee" is accrued (and becomes a liability of each Trust) on a daily basis and is deemed to be an additional sales charge. The dollar amount of the creation and development fee accrued each day, which will vary with fluctua-tions in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the applicable Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than the amount provided in Part A of the Prospectus. The Sponsor will not use this fee to pay distribution expenses or as compensation for sales efforts.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated transactional sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable transactional sales charge. The graduated transactional sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Units may be purchased with the applicable reduced transactional sales charge provided for "Wrap Account Purchasers" under "How to Buy and Sell Units" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., The John Nuveen Company, and Dow Jones & Company, Inc. ("Dow Jones"), including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents, individuals associated with Dow Jones, and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Risk/Return Summary-- Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. (See "REDEMPTION")

Evaluation of Securities at the Initial Date of Deposit

  The prices at which the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  Each Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trusts intend to timely distribute their taxable income (including any net capital gain), it is anticipated that the Trusts will not be subject to Federal income tax or the excise tax.

  Distributions to Unitholders of a Trust's taxable income, other than distri-butions which are designated as capital gain dividends, will be taxable as or-dinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Al-though distributions generally will be treated as distributed when paid, dis-tributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by a Trust (and received by the Unitholders) on December 31 of the year such distribu-tions are declared.

  Distributions of a Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institu-tion. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capi-tal gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclu-sions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

  The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for pur-poses of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with re-gard to any such constructive sales rules.

  In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are consid-ered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is de-ferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal in-come tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

  Distributions which are taxable as ordinary income to Unitholders will con-stitute dividends for federal income tax purposes. When Units are held by cor-porate Unitholders, Trust distributions may qualify for the 70% dividends-re-ceived deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by a Trust from United States corporations (other than real estate investment trusts) and is designated by a Trust as being eligible for such deduction. To the extent dividends received by a Trust are attribut-able to foreign corporations, a corporation that owns Units will not be enti-tled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally avail-able only with respect to dividends paid by domestic corporations. Each Trust will provide each Unitholder with information annually concerning what part of the Trust's distributions are eligible for the dividends received deduction.

  The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must in-clude in their gross income, for federal income tax purposes, both their por-tion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of in-vestors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. The 1997 Act im-poses a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.

  Under the Code, certain miscellaneous itemized deductions, such as invest-ment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of ad-justed gross income. Miscellaneous itemized deductions subject to this limita-tion under present law do not include expenses incurred by the Trust so long as the Units of a Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

  Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  Under certain circumstances a Unitholder may be able to request an in kind distribution upon termination of the Trust. See "Redemption." Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss (subject to various nonrecognition provisions under the Code) based on the value of the Securities received. Investors electing an in kind distribu-tion should consult their own tax advisers with regard to such transaction.

  The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be re-quested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when re-quested, distributions by the Trust to such Unitholder (including amounts re-ceived upon the redemption of Units) will be subject to back-up withholding.

  The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by a Trust to United States Unitholders.

  A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain dividends) will be subject to United States income taxes, including with-holding taxes. However, distributions received by a foreign investor from a Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individu-al) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 BEN which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in a Trust and Trust distributions may also be subject to state and lo-cal taxation and Unitholders should consult their tax advisors in this regard.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trusts (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administrative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Risk/Return Summary--Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen Investments is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee are accrued daily and based upon the number of Units outstanding each day until the primary offering period terminates. After the primary offering period has terminated, these fees are accrued daily and are based on the number of Units outstanding on the first business day of the calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate.

  The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.005 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Investment Supervision

  The Trusts are unit investment trusts and are not "actively managed" funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolios of the Trusts, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio.

  As a general rule, purchases and sales that will be made with respect to a Trust's portfolio will be those that seek to maintain, to the extent feasible, a portfolio which reflects the current components of the stock index, taking into consideration redemptions, sales of additional Units, cash flows, expenses and the other factors referred to elsewhere in this Prospectus. See "THE PORTFOLIOS." Such purchases and sales will generally be made in accordance with the computer program utilized to maintain the related portfolio, the Indenture and procedures to be specified by the Sponsor. The Sponsor or its designated agent may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in a portfolio, or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the stock index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the stock index, (iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or income, or (iv) as the Sponsor may otherwise determine. In the event the Trustee receives any Securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such Securities or other property. However, if the Securities received are components of the applicable index, the Sponsor may advise the Trustee to keep such Securities. Any proceeds received in an exchange shall, as the Sponsor or its designee may direct, be reinvested into any Securities included in the applicable index, or distributed to Unitholders. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise or income tax on the Trust as a regulated investment company. All purchases and sales are made by the Trustee at the direction of the Sponsor or its designated agent. The Trustee has no responsibility for the composition of the Trust portfolio or for loss resulting from any transaction directed by the Sponsor or its agent. When directed by the Sponsor, the Trustee, or an affiliate, will enter into foreign exchange transactions with the Trust and may benefit from such transactions in the ordinary course of its foreign exchange business.

  Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are generally credited to the Capital Account for distribution to Unitholders, to meet redemptions or for reinvestment into additional Securities in accordance with the optimization program. The Trustee may also sell Securities, designated by the Sponsor or its designated agent, from a Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the Capital Distribution Date to Unitholders of record on the Capital Record Date, unless such amounts are reinvested into additional Securities. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution. In addition, because the Trusts have elected to be taxed as "regulated investment companies," the Trustee may make such distributions to Unitholders as may be necessary or desirable to maintain the status of the Trusts as regulated investment companies or to avoid the imposition of any excise or income tax on a Trust.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion on Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust without additional sales charges. If you elect to have distribu-tions reinvested into additional Units of your Trust, in addition to the rein-vestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at (800)-742-8860.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides
(1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust.

Unit Value and Evaluation

  The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities at the Evaluation Time not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances;
(3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in a Trust in the following manner: if the Securities are listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the most recent closing sale price prior to or on the Evaluation Time on that exchange or that system where the Securities are principally traded (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices at the Evaluation Time (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices (ask prices for primary market purchases) are unavailable, the evaluation is generally determined (a) on the basis of current bid prices (ask prices for primary market purchases) for comparable securities, (b) by appraising the value of the Securities on the bid side (ask prices for primary market purchases) of the market or (c) by any combination of the above. For foreign Securities the aggregate underlying value of the Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time. After the initial offering period has ended, the aggregate underlying value of the foreign Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

  Except in those cases in which the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, Inc., and the closing sales prices are used and except for Trust Fund Evaluations required by the Indenture in determining Redemption Price, during the initial offering period, the evaluations of the Securities shall generally be made in the manner de-scribed above based on the closing ask or offering prices of the Securities rather than the closing bid prices and on current offering side exchange rates.

  With respect to any Security not listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc., or, with respect to a Security so listed but in the unusual circumstance in which the Evaluator deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Evaluator's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Evaluator shall be authorized conclusively to rely in evaluating such Security, and the Evaluator shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus or herein.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

  Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

Ownership and Transfer of Units

  The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee. Ownership of Units will not be evidenced by registered Certificates. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee, The Bank of New York, at 101 Barclay Street, New York, NY 10286, properly endorsed or accompanied by a written instrument or instruments of transfer. Each Unitholder must sign such written request, or transfer instrument, exactly as his name appears on the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 101 Barclay Street, New York, NY 10286 (redemptions of 1,000 Units or more will require a signature guarantee), and (2) payment of applicable governmental charges, if any. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. If Securities of a Trust are sold to pay redemptions and there are excess proceeds after meeting redemption requests, the Sponsor, or its designee, may, but is not obligated to, instruct the Trustee to reinvest such excess proceeds in any Securities included in the related stock index.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of a Trust as of the Evaluation Time. After the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Information about the Trustee

  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-742-8860. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record.

Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than
1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive).

  To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may provide or compare the performance of a given investment strategy, sector trust, collection of Trusts or a Trust sponsored by the Sponsor with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity unit trusts of the Sponsor or other unit trust providers; (3) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; (4) the S&P 500 Index, Dow Jones Industrial Average ("DJIA"), Nasdaq 100 Index or other unmanaged indices and investment strategies and/or (5) and combination of indices including the S&P 500, DJIA or Nasdaq-100 Index. Advertisements involving these indices, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. This calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor may replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to make such amendments as may be necessary for the Trust to continue to qualify as a regulated investment company for federal income tax purposes, or
(3) to make such other provisions as shall not adversely affect the Unitholder. Certain other amendments to the Indenture require the approval of either the consent of 66 2/3% or 100% of Unitholders. However, the Indenture cannot be amended to (a) alter the rights to the Unitholders as against each other, (b) provide the Trustee with the power to engage in business or investment activities other than as specifically provided in the Indenture or
(c) adversely affect the characterization of the Trust as a regulated investment company for federal income tax purposes. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  A Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. A Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The Indenture also provides that if at any time the stock index to which the Trust relates is no longer compiled, maintained or made available, the Sponsor may (a) direct that the Trust continue to be operated utilizing the components of the related stock index, as they existed on the last day on which the stock index's components were available to the Trust; or (b) direct the Trustee to liquidate the Trust in such a manner as the Sponsor shall direct. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn, 200 Park Avenue, New York, New York 10166-4193, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Code of Ethics

  The Sponsor and the Trusts have adopted a code of ethics requiring the Spon-sor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid poten-tial conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                            NUVEEN INDEX PORTFOLIO
                             PROSPECTUS -- PART B

                            November 15, 2000

                              Sponsor
                                            Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee
                                            The Bank of New York

                                            101 Barclay Street

                                            New York, NY 10286

                                            Telephone: 800-742-8860


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC un-der the Securities Act of 1933 and the Investment Company Act of 1940.

  More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Pub-lic Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust infor-mation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Trust are no longer available or for investors who will re-invest into subsequent series of a Trust, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                                November 15, 2000

                        NUVEEN UNIT TRUSTS, SERIES 109

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Bank of New York, 101 Barclay Street, New York, NY 10286 (800-742-8860). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated November 15, 2000. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Risk Factors

Accumulation Plan

     The Sponsor, Nuveen Investments (''Nuveen''), is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 742-8860. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Dividend and Growth Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund
     Nuveen Innovation Fund
     Nuveen International Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $70 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

     To help advisors and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, Nuveen Investments, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts may be of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in a Trust.

     Software and Technology Issuers. An investment in Units of the Nuveen Nasdaq 100 Index Portfolio should be made with an understanding of the problems and risks inherent in the software and technology sectors in general. The Portfolio includes a concentration of issuers within the software and technology industries.

     Software and technology companies generally include companies involved in the development, design, manufacture and sale of computers, software, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on the trading history of software and technology stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, software and technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of software and technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of software and technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain software and technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the securities.

     Many software or technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the securities to protect their proprietary rights will be adequate to prevent misappropriation of their software or technology or that competitors will not independently develop software or technologies that are substantially equivalent or superior to such issuers' software or technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the securities in the Portfolio. The above factors could adversely affect the value of the Trust's Units.

                       Contents of Registration Statement

A.  Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                 Amount

          Reliance Insurance Company
          B 262 6895                                       $26,000,000

B. This amendment to the Registration Statement comprises the following papers and documents:
                                The facing sheet

                                 The Prospectus

                                 The signatures

                            Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5

C.   Explanatory Note

     This amendment to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part
A and a Part B. An Information Supplement is also included in the Registration Statement.

D.   Undertakings

     The Information Supplement to the Trust(s) will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 109 hereby identifies Series 94, Series 93, Series 82, Series 75, Series 66, Series 65, Series 63, Series 61, Series 53, Series 52, Series 51, Series 50, Series 46, Series 43, Series 39, Series 38, Series 37, Series 36, Series 35, Series 33, Series 4 and Series 1 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 109 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 15th day of November, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 109
                                                (Registrant)

                                        By NUVEEN INVESTMENTS
                                                   (Depositor)

                                        By /s/ Anna R. Kucinskis
                                           ------------------------------------
                                           Vice President

                                        Attest /s/ Nicholas Dalmaso
                                               --------------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     Signature                       Title*                         Date
     ---------                       ------                         ----
Timothy R. Schwertfeger      Chairman, Board of Directors,)
                             Chief Executive Officer      )  /s/ Larry W. Martin
                             and Director                 )  --------------------
                                                          )  Larry W. Martin
John P. Amboian              President and Director       )  Attorney-in-Fact**
                                                          )
                                                          )
Margaret E. Wilson           Vice President and           )  November 15, 2000
                             Controller                   )

---------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibit 3.1 to the Registration Statement.

                        Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                          Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit
3.4 to the Registration Statement.

                               List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 104 and certain subsequent series, effective October 5, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-46868] filed on October 5, 2000 on behalf of Nuveen Unit Trusts, Series
        104).

1.1(b)  Trust Indenture and Agreement.

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 333-96279] filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1     Opinion of counsel as to legality of securities being registered.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.2     Consent of The Bank of New York.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).